UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HERITAGE OAKS BANCORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

42724R107

(CUSIP Number)

February 28, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 42724R107

1.	Names of Reporting Persons. Carpenter Community BancFund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 227,753

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 227,753

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 227,753

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42724R107

1.	Names of Reporting Persons. Carpenter Community BancFund-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 5,491,752

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 5,491,752

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,491,752

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42724R107

1.	Names of Reporting Persons. Carpenter Community BancFund-CA, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 188,198

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 188,198

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 188,198

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42724R107

1.	Names of Reporting Persons. Carpenter Fund Manager GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 5,873,016

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 5,873,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,873,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42724R107

1.	Names of Reporting Persons. Edward J. Carpenter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 5,873,016

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 5,873,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,873,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42724R107

1.	Names of Reporting Persons. John D. Flemming

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 5,873,016

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 5,873,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,873,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42724R107

1.	Names of Reporting Persons. Howard N. Gould

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 5,873,016

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 5,873,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,873,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42724R107

1.	Names of Reporting Persons. Arthur A. Hidalgo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 5,873,016

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 5,873,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,873,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42724R107

1.	Names of Reporting Persons. James B. Jones

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 5,873,016

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 5,873,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,873,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer : Heritage Oaks Bancorp
	(b)	Address of Issuer’s Principal Executive Offices: 1222 Vine Street, Paso Robles, California 93466.

Item 2.
(a)

Name of Person Filing:

Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP (the “Funds”) are Delaware limited partnerships. The address of their principal office is Five Park Plaza, Suite 1100, Irvine, CA 92614-8527.

Carpenter Fund Manager GP, LLC (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds.  The address of its principal office is Five Park Plaza, Suite 950, Irvine, CA 92614-8527.

Edward J. Carpenter, John D. Flemming, Howard N. Gould, Arthur A. Hidalgo and James B. Jones are each Managing Members of the General Partner.  The address of their principal offices is Five Park Plaza, Suite 950, Irvine, CA 92614-8527.  Each is a United States citizen.

The Funds, the General Partner, Mr. Carpenter, Mr. Flemming, Mr. Gould, Mr. Hidalgo and Mr. Jones are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence: See Section (a) above
	(c)	Citizenship: See Section (a) above.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 42724R107

Item 3.		N/A

Item 4.	Ownership:
(a) Amount beneficially owned: See the Cover Page for each of the Reporting Persons.
(b) Percent of class: See the Cover Page for each of the Reporting Persons.
(c) Number of shares of Common Stock as to which the reporting person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See the Cover Page for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities Exchange Act of 1934, as amended.  A joint filing agreement among the Reporting Persons is included as Exhibit 99.1 to this Form 13G.  A power of attorney for the members of the “group” is included as Exhibit 99.2 to this Form 13G.

Item 9.	Notice of Dissolution of Group:
Not applicable.

CUSIP No. 42724R107

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/7/14
Date

CARPENTER COMMUNITY BANCFUND, LP

By:	Carpenter Fund Manager, GP, LLC

By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

CARPENTER COMMUNITY BANCFUND-A, LP

By:	Carpenter Fund Manager, GP, LLC

By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

CARPENTER COMMUNITY BANCFUND-CA, LP

By:	Carpenter Fund Manager, GP, LLC

By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

CARPENTER FUND MANAGER GP, LLC

By:	/s/ James B. Jones
	Name:	James B. Jones
	Title:	Managing Member

/s/ Edward J. Carpenter*
Edward J Carpenter

/s/ John D. Flemming*
John D. Flemming

/s/ Howard N. Gould*
Howard N. Gould

/s/ Arthur A. Hidalgo*
Arthur A. Hidalgo

/s/ James B. Jones
James B. Jones

*By: James B. Jones, attorney-in-fact